UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Patrick Industries, Inc.

File No. 5-17482 - CF#31285

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Tontine Capital Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13D filed on June 20, 2014, as amended.

Based on representations by Tontine Capital Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, information excluded from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.4 through February 28, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary